     The total authorized number of shares of the Corporation shall be 60,000,000 common shares of the par value of ten cents (10 CENTS) per share.

     The shareholders shall have no preemptive or other rights to subscribe for any shares, or securities convertible into shares of the corporation.

     There shall be no cumulative voting of shares of the corporation.

     The Board of Directors is hereby authorized and empowered to accept or reject subscriptions for shares made after incorporation and to issue authorized but unissued shares from time to time for such consideration as the Board of Directors may determine, but not less than the par value of the shares so issued.

     The Board of Directors is hereby authorized and empowered to fix the terms, provisions and conditions of option, warrants or rights to purchase or subscribe for shares of corporation, including the price or prices at which shares may be purchased or subscribed for and to authorize the issuance thereof.